Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

Item 1 Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)

76 Berkeley Street

Toronto, Ontario

M5A 2W7

Item 2 Date of Material Change

March 9, 2023

Item 3 News Release

Attached as Schedule “A” is a copy of a news release relating to a material change, which was disseminated on March 9, 2023, through GlobeNewswire. The news release was subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Item 4 Summary of Material Change

The Company announced that it has received a decision of the Nasdaq Hearings Panel advising the Company that effective at the open of business on March 10, 2023, the Company’s common shares will be delisted from The Nasdaq Stock Market (“Nasdaq”). Nasdaq will complete the delisting by filing a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission, after applicable appeal periods have lapsed. The Company may request the Nasdaq Listing and Hearing Review Council review this decision and any written request must be received within 15 days from March 9, 2023 along with a fee of $15,000.00. The Company is evaluating the appeal process with its advisors and has not determined whether to file an appeal, during which any appeal would not prevent the suspension of trading.

The Company is listed on the Toronto Stock Exchange (“TSX”) and Nasdaq’s delisting notice does not impact the Company's listing on the TSX. The Company expects that its common shares will be eligible for quotation on the OTC Markets with the opening of business on March 10, 2023. The OTC Markets’ symbol expected to be assigned to the Company’s common shares is “TMDIF”.

Item 5 Full Description of Material Change

Please see the press release attached as Schedule “A” hereto.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Stephen Lemieux

Chief Financial Officer

(416) 613-6203

Email:	stephen.lemieux@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9 Date of Report

March 9, 2023

SCHEDULE “A”

See attached news release.

Titan Medical Announces Decision of Nasdaq Hearings Panel to Delist Common Shares

Common shares to continue to trade on the Toronto Stock Exchange and are expected to trade on the OTC Markets

TORONTO, ON, March 09, 2023 (GLOBE NEWSWIRE) -- Titan Medical Inc. (the “Company” or “Titan”) (Nasdaq: TMDI; TSX: TMD) today announced that it has received a decision of the Nasdaq Hearings Panel (the “Panel”) advising the Company that effective at the open of business on March 10, 2023, the Company’s common shares will be delisted from The Nasdaq Stock Market (“Nasdaq”).

On December 30, 2021, Nasdaq Listing Qualifications staff (“Staff”) issued the Company a deficiency notice citing its failure to comply with the minimum bid price requirement under Listing Rule 5550(a)(2) (the “Rule”). In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until June 28, 2022, to regain compliance with the Rule. On June 29, 2022, the Company was provided an additional 180 calendar day compliance period, or until December 26, 2022, to demonstrate compliance with the Rule. On December 27, 2022, Staff notified the Company that it had determined to delist the Company as it did not comply with the Rule for listing on Nasdaq. On January 3, 2023, the Company requested a hearing, which was held on February 16, 2023 (the “Hearing”), staying any delisting pending the issuance of the Panel’s decision.

Trading in common shares on Nasdaq will be suspended effective at the opening of business on March 10, 2023 and Nasdaq will complete the delisting by filing a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission, after applicable appeal periods have lapsed. The Company may request the Nasdaq Listing and Hearing Review Council review this decision and any written request must be received within 15 days from today along with a fee of $15,000.00. The Company is evaluating the appeal process with its advisors and has not yet determined whether to file an appeal, during which any appeal would not prevent the suspension of trading.

The Company is listed on the Toronto Stock Exchange (“TSX”) and Nasdaq’s delisting notice does not impact the Company's listing on the TSX. The Company expects that its common shares will be eligible for quotation on the OTC Markets with the opening of business on March 10, 2023. The OTC Markets’ symbol expected to be assigned to the Company’s common shares is “TMDIF”.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario, was previously focused on the development of robotic assisted surgery (RAS) technology. On November 30, 2022, the Company announced the commencement of a strategic review process that considered a full range of strategic alternatives including corporate sale, merger or other business combination, a sale of all or a portion of the company’s assets, strategic investment or other significant transaction. On February 8, 2023, the Company announced that none of the parties approached as part of the strategic review process expressed an interest in pursuing a transaction with the Company. As a result, the Company initiated various cost-cutting measures and announced that its board of directors had determined to prioritize the sale of all or a portion of the Company’s assets and subsequently on February 14, 2023, the Company announced that it had laid off a number of senior management personnel.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the suspension of the trading of the Company’s common shares on Nasdaq effective at the opening of business on March 10, 2023; Nasdaq completing the delisting after applicable appeal periods have lapsed; the Company’s evaluation and any plans with respect to an appeal with the Nasdaq Listing and Hearing Review Council; the expectation that the Company’s common shares will be quoted on the OTC Markets, timing for the quotation and expected ticker symbol; the company’s strategic review process and the potential outcome thereof; the company’s focus on single access robotic assisted surgery; the Enos system providing a surgical experience that imitates real-life movements; and Titan’s mission of improving outcomes for patients, hospitals and surgeons.

These forward-looking statements reflect management’s current beliefs with respect to future events and are based on information currently available to management that, while considered reasonable by management as of the date on which the statements are made, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Forward-looking statements involve significant risks, uncertainties and assumptions and many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such factors and assumptions include, but are not limited to, the success of the Company’s cost-cutting measures; the outcome of the Company’s efforts to sell all or a portion of its assets; the sufficiency of its working capital to continue to fund its remaining operations and other factors listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements.

Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions and the company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, investors should not place undue reliance on forward-looking statements. All the forward-looking statements are expressly qualified by the foregoing cautionary statements.

Contact
Stephen Lemieux
Chief Financial Officer
investors@titanmedicalinc.com

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